JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

November 27, 2002

SECU[illegible] COMMISSION
Judicia[illegible]
02069017
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC [illegible] 2002
WASH. D.C.
180

Gentlemen:

Re: **JG Summit Holdings, Inc.**

[redacted] compliance with your requirement, this is to send you a copy of the following [illegible]uments:

1. Monthly Report on Long Term Commercial Papers for the month ended October 31, 2002;

2. SEC Form 17-Q (Quarterly Report) for the quarter ended September 30, 2002;

3. Quarterly Report on Long Term Commercial Papers for the quarter ended September 30, 2002;

4. SEC Form 17-C re November 14, 2002 News Release.

Thank you very much.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/11/27/02

SEC NUMBER 184044
FILE NUMBER ____________

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 1 0 2002
WASH., D.C. 180

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2001

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED OCTOBER 31, 2002

... RECEIVING UNIT
Received by: ______ 2

2002 NOV 8 PM 4 59

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

Month: October **Year: 2002**

Name of Registrant JG SUMMIT HOLDINGS, INC. Address:	Industry Classification: INVESTMENT HOLDING Tel. No.:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City	633-76-31
SHORT - TERM Type of Registration:	LONG-TERM Condition for Registration:
( ) a. Ordinary ( ) b. Special ( ) w/ CCL ( ) w/o CCL Name of Selling Agent:	( ) a. Collateral (x) b. Debt to Equity Ratio ( ) c. Financial Ratios ( ) d. Exempt from registration Name of Underwriter:
NOT APPLICABLE Address:	Lead Underwriter: PCI CAPITAL CORPORATION Sub-Underwriters: SYNDICATE Address:
NOT APPLICABLE Tel. No.	No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street City of Makati Tel. No.
NOT APPLICABLE SEC Order No.	817-45-26 SEC Order No.
NOT APPLICABLE Date Granted:	LT 000055 Date Granted: February 29, 1996
Expiry Date: Committed Credit Line:	Expiry Date: February 28, 1997
a. Financial Institutions: NOT APPLICABLE b. Amount: NOT APPLICABLE	

SEC MAIL RECEIVED PROCESSING
DEC 1 9 2002
WASH. D.C. 180 SECTION

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

1b. Registered Commercial Papers: (LONG-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		SEE	ATTACHED	SCHEDULE			P1,500,000,000

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

II. Drawdown on Committed Credit Line:

Name of Financial Institutions	Drawdown during the Month	Total To-Date
	N O N E	

(initials)

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

NOTED BY:

BPI STOCK TRANSFER	PCI CAPITAL CORPORATION	JG SUMMIT HOLDINGS, INC.
ISABELITA C. ERJAS	ELEANOR HILADO / GABRIEL LIM	JAMES L GO Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF QUEZON CITY) S. S.

SUBSCRIBED AND SWORN TO before me this NOV 08 2002 day of ______, 2002 the above affiant exhibiting to me his/her Community Tax Certificate No 15082309 issued at Pasig City on Jan. 31, 2002.

CITY HECTOR B. CENTENO
NOTARY PUBLIC
PTR NO. 2859514
DATE ISSUED: JAN. 2, 2002
ISSUED AT: QUEZON CITY
VALID UNTIL DEC. 31 2002

Doc. No. 345
Page No. 79
Book No. 468-?
Series of 02

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

October 31, 2002

TRANCHE I

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	April 10, 2003	6.538%	P 4,400,000
2. Board of Trustees of PERAA - D	April 10, 2003	6.538%	900,000
3. PCI Capital Corporation	April 10, 2003	6.538%	22,500,000
4. Phil. Commercial International Bank	April 10, 2003	6.538%	45,000,000
5. United Coconut Planters Bank	April 10, 2003	6.538%	55,800,000
6. BPI Capital Corporation	April 10, 2003	6.538%	9,000,000
7. International Capital Corporation	April 10, 2003	6.538%	4,500,000
8. Phil. Commercial Capital Corporation	April 10, 2003	6.538%	9,000,000
9. Citytrust Banking Corporation	April 10, 2003	6.538%	9,000,000
10. Corporate Investment Phils., Inc.	April 10, 2003	6.538%	3,000,000
11. China Banking Corporation	April 10, 2003	6.538%	18,000,000
12. Equitable PCI Bank Trust as Investment Mgr. of Ret. Gratuity Fund of Philex Mining Corp.	April 10, 2003	6.538%	30,000,000
13. Equitable PCI Bank Trust as Investment Mgr. of Norkis Group of Companies Retirement Plan	April 10, 2003	6.538%	2,000,000
14. Equitable PCI Bank Trust as Investment Mgr. of Provident Fund Plan of the Southeast Asian Fisheries Dev't Center Aquaculture Dept.	April 10, 2003	6.538%	1,000,000
15. Equitable PCI Bank Trust as Investment Mgr. of Phil. Rural Reconstruction Movement	April 10, 2003	6.538%	2,000,000
16. Equitable PCI Bank Trust for Various Trust Accts.	April 10, 2003	6.538%	1,000,000
17. FEB Investments, Inc.	April 10, 2003	6.538%	36,000,000
18. AB Capital and Investment Corp.	April 10, 2003	6.538%	5,400,000
19. First Metro Investment Corporation	April 10, 2003	6.538%	36,000,000
20. AIM-Scientific Research Foundation	April 10, 2003	6.538%	3,000,000
21. AIM-Jose B. Fernandez Fund	April 10, 2003	6.538%	3,000,000
22. AIM Building Fund	April 10, 2003	6.538%	3,000,000
23. Coca Cola Retirement Plan	April 10, 2003	6.538%	5,400,000
24. Union Bank of the Philippines	April 10, 2003	6.538%	36,000,000
25. Penta Capital Investment Corp.	April 10, 2003	6.538%	4,500,000
26. Land Bank of the Philippines	April 10, 2003	6.538%	34,500,000
27. ABCIC-TID FAO: Board of Trustees of PERAA - E	April 10, 2003	6.538%	6,000,000
28. Deutsche Bank	April 10, 2003	6.538%	4,600,000
29. Metropolitan Bank and Trust Co.	April 10, 2003	6.538%	54,000,000
30. Yolanda M. Uy	April 10, 2003	6.538%	500,000
31. Benjamin S. Pua	April 10, 2003	6.538%	1,000,000
TOTAL TRANCHE I			P 450,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

October 31, 2002

TRANCHE II

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	May 8, 2003	6.128%	P 31,800,000
2. Citibank NA (Manila) Trust FAO MIFE	May 8, 2003	6.128%	1,000,000
3. Board of Trustees of PERAA - D	May 8, 2003	6.128%	1,050,000
4. PCI Capital Corporation	May 8, 2003	6.128%	26,250,000
5. Phil. Commercial International Bank	May 8, 2003	6.128%	52,500,000
6. United Coconut Planters Bank	May 8, 2003	6.128%	65,100,000
7. BPI Trust	May 8, 2003	6.128%	10,500,000
8. International Capital Corporation	May 8, 2003	6.128%	9,500,000
9. Citytrust Banking Corporation	May 8, 2003	6.128%	10,500,000
10. Corporate Investment Phils., Inc.	May 8, 2003	6.128%	5,000,000
11. China Banking Corporation	May 8, 2003	6.128%	21,000,000
12. Equitable Banking Corporation	May 8, 2003	6.128%	27,000,000
13. FEB Investments, Inc.	May 8, 2003	6.128%	42,000,000
14. Global Business Bank	May 8, 2003	6.128%	6,000,000
15. AB Capital and Investment Corp.	May 8, 2003	6.128%	15,000,000
16. First Metro Investment Corporation	May 8, 2003	6.128%	42,000,000
17. Land Bank of the Philippines	May 8, 2003	6.128%	44,500,000
18. CCBPI Retirement Plan	May 8, 2003	6.128%	6,300,000
19. Union Bank of the Philippines	May 8, 2003	6.128%	30,000,000
20. Penta Capital Investment Corp.	May 8, 2003	6.128%	5,250,000
21. Metropolitan Bank and Trust Co.	May 8, 2003	6.128%	63,000,000
22. Citicorp Financial Services & Insurance Brokerage Phils., Inc. FAO Various Clients	May 8, 2003	6.128%	9,500,000
23. Benjamin S. Pua	May 8, 2003	6.128%	250,000
TOTAL TRANCHE II			P 525,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

October 31, 2002

TRANCHE III

Name of LTCP Holder	SERIES B Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	June 6, 2003	6.453%	P 16,550,000
2. Board of Trustees of PERAA - D	June 6, 2003	6.453%	1,050,000
3. PCI Capital Corporation	June 6, 2003	6.453%	26,250,000
4. Phil. Commercial International Bank	June 6, 2003	6.453%	42,500,000
5. Equitable PCIBank Trust as Investment Mgr. of Pilipinas Shell Petroleum Corp. Non-contributing Retirement Gratuity Fund	June 6, 2003	6.453%	3,000,000
6. Equitable PCIBank Trust as Investment Mgr. of First Phil. Industrial Corp. Employees' Ret. Plan	June 6, 2003	6.453%	2,000,000
7. Equitable PCIBank Trust as Investment Mgr. of Consolidated Industrial Gases Inc. Employees' Retirement Plan	June 6, 2003	6.453%	5,000,000
8. BPI Trust	June 6, 2003	6.453%	10,500,000
9. United Coconut Planters Bank	June 6, 2003	6.453%	65,100,000
10. Phil. Commercial Capital, Inc.	June 6, 2003	6.453%	5,500,000
11. Citytrust Banking Corporation	June 6, 2003	6.453%	10,500,000
12. China Banking Corporation	June 6, 2003	6.453%	21,000,000
13. Equitable Banking Corporation	June 6, 2003	6.453%	42,000,000
14. FEB Investments, Inc.	June 6, 2003	6.453%	42,000,000
15. Global Business Bank	June 6, 2003	6.453%	9,000,000
16. AB Capital and Investment Corp.	June 6, 2003	6.453%	12,000,000
17. First Metro Investment Corporation	June 6, 2003	6.453%	42,000,000
18. All Asia Capital and Trust Corp.	June 6, 2003	6.453%	1,250,000
19. Land Bank of the Philippines	June 6, 2003	6.453%	41,000,000
20. CCBPI Retirement Plan	June 6, 2003	6.453%	6,300,000
21. Union Bank of the Philippines	June 6, 2003	6.453%	42,000,000
22. Penta Capital Investment Corp.	June 6, 2003	6.453%	5,250,000
23. Metropolitan Bank and Trust Co.	June 6, 2003	6.453%	63,000,000
24. Insular Life Assurance Co., Ltd.	June 6, 2003	6.453%	5,000,000
25. Yolanda M. Uy	June 6, 2003	6.453%	4,250,000
26. Gerardo H or Rosario or Gerardo Ozaeta Jr.	June 6, 2003	6.453%	1,000,000
TOTAL TRANCHE III			P 525,000,000
GRAND TOTAL			P 1,500,000,000

MR. ROJAS

SEC Number 184044
File Number ______

**JG SUMMIT HOLDINGS, INC.
AND SUBSIDIARIES**

(Company's Full Name)

**43rd Floor, Robinsons-Equitable Tower,
ADB Avenue corner, Poveda Road,Pasig City**

(Company's Address)

633-76-31

(Telephone Number)

December 31, 2002

(Calendar Year Ending)

SEC FORM 17 – Q

Form Type

Amendment Designation (if applicable)

**For the Quarter Ended
September 30, 2002**

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **September 30, 2002**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

JG Summit Holdings, Inc.

4. Exact name of registrant as specified in its charter

Pasig City, Philippines

5. Province, country or other jurisdiction of incorporation or organization

6. Industry Classification Code: (SEC Use Only)

CFC Bldg., E. Rodriguez Ave., Bagong Ilog, Pasig City **1600**

7. Address of registrant's principal office Postal Code

633-76-31

8. Registrant's telephone number, including area code

Not Applicable

9. Former name, former address and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**
Long Term Commercial Paper	**₱ 1,500,000,000**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Nine Months Ended September 30, 2002 vs. September 30, 2001

JG Summit Holdings, Inc. posted a net income of P1.78 billion for the nine months ended September 30, 2002, lower by 21.9% from P2.28 billion net income reported for the same period last year. Foods, property sector, and the airline businesses showed increased profits, however, these were offset by the decline of net profits in the textiles business, continued losses in petrochemical business and flat income reported by the telecoms business. The non-recurring loss on sale of its 20% stake in Toledo Power Corp. and certain equity securities of P202 million also contributed to the reduced bottomline. Without such loss, net income would be P1.98 billion.

JG Summit recorded consolidated revenues of P35.18 billion against last year's P31.28 billion. Revenues generated by the foods, air transportation, property, textile and petrochemical businesses continued to show steady growth. The revenue growth was partially reduced by the drop in revenues of the telecommunications and electronics businesses and reduced equity income from First Private Power Corp.

Gross profit amounted to P15.99 billion from P14.98 billion, up by 6.8%. Operating expenses grew from P8.86 billion last year to P9.51 billion this year, or a 7.4% increase attributable to Cebu Air's expanded flight operations and increased operating costs of the foods business. Operating expenses in other subsidiaries have been reduced in line with the Company's policy of cost efficiency and effectiveness.

Interest and other financing charges went up 10.9% to P3.59 billion from P3.24 billion. This increase is attributed to the additional borrowings made during the period offset by the payment of the outstanding balance of the US$200 Million Global Medium Term Note in May 2002.

As a result, net operating income remained flat at P2.88 billion.

Other income (expenses) account consists of, among others, provision for probable losses, amortization of deferred charges and goodwill and foreign exchange loss net of other income. This account decreased by 440.9% from the same period last year due primarily to additional provisions made, a non-recurring loss from sale of Toledo Power and certain equity securities amounting to P202.2 million.

EBITDA (earnings before interest, taxes and depreciation and amortization charges) fell slightly by 1.01% from P10.60 billion in 2001 to P10.49 billion for nine months of 2002. Excluding the extraordinary loss, EBITDA would be P10.69 billion.

FOODS

Universal Robina Corporation (URC) posted consolidated net sales of ₱15.28 billion for the nine months ended June 30, 2002, a 12.3% increase over the same period last year. The company's gross margin improved by 7.26% compared to the same period last year totaling to ₱ 4.34 billion. Income from operations was recorded at ₱1.38 billion, representing a 4.0% increase. Net Income for the period amounted to ₱951.31 million.

The branded consumer foods (BCF) business unit posted sales value earnings totaling to ₱11.46 billion, representing growth of 10.2% compared to the same period last year. This was attributed to URC's regional snack food revenue growth of 18.2% and the continued strength of the Company's products in core categories such as snacks, candy, chocolate and biscuit segments complemented by strong exports.

The Company's Agro-industrial business unit posted net sales value of ₱2.18 billion, representing a 6.6% increase from the same period last year. This is attributed to the impressive performance of the feeds business, which compensate for the slight decline in sales volume in the company's farms business.

URC's Commodity Foods business unit ended the nine-month period with a net sales value of ₱ 1.63 billion, a marked increase of 42.2% compared to the same period last year This jump in sales is attributed to the volume growth of flour and sugar businesses.

Costs of sales increased ₱1.39 billion, or 14.47%, to ₱ 10.94 billion for the nine months ended June 30, 2002 from ₱ 9.55 billion for the same period last year. The increase was due to higher sales volume, costs of imported raw materials used in our snacks, candies, chocolates, biscuits and flour products, increase in costs of major raw materials for our animal feeds and increase in sugar production costs.

Other income (charges)—net was (₱ 203.4) million for the nine months ended June 30, 2002 compared to (₱90.7) million for the nine months ended June 30, 2001. Interest charges grew by 15% to ₱607 million for the nine months ended June 30, 2002 as against ₱528 million for the same period last year due to additional loans obtained by the Company. Increase in goodwill amortization likewise accounted for the change in the account.

Minority interests in net loss of subsidiaries decreased by ₱9.3 million, or 25.9%, to ₱26.6 million for the nine months ended June 30, 2002 from ₱36.0 million for the nine months ended June 30, 2001 due to improvement in operating results of overseas subsidiaries.

URC's revenues and operating income are expected to improve further for the remaining period of the fiscal year as the company continues to firm up its leadership in its core categories, consistently build strong brands, and better its cost competitiveness.

PROPERTY

RLC recorded gross revenues of P1.035 billion for the third quarter of fiscal year 2002, bringing up three quarter revenues to P2.702 billion, up by 7% from last year's P2.522 billion. Net income for the three quarters for fiscal year 2002 stood at P845.8 million, up by 15% from last year's P735.3 million.

The largest income contributor continues to be the Commercial Centers Division, contributing 61.03% of the Company's gross revenues. Real estate revenues amounted to P1.649 billion as against last year's P1.105 billion for the same period. The 49.23% increase is due to rental improvements from the Company's existing malls and excellent take-up of new malls, the Robinsons Place – Iloilo, Robinsons Starmills-Pampanga, Robinsons Place Novaliches and Robinsons Place Metro East.

RLC's High-Rise Building Division realized gross revenues of P336.23 million, down by 42.4% from P583.78 million of last year. However, it continues to enjoy recurring lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center at Ayala), all of which have become the choice corporate addresses of reputable multinational and domestic companies. Rental income from these three properties increased from P35.56 million to P49.23 million over the same period or an impressive increase of 38.4%. The Group is expecting to launch two new residential condominium projects – the the Gateway Residences along Pioneer St. and Adriatico Place in Ermita in the coming fiscal year.

The Hotel Division, a major contributor to the Company's recurring revenues, reported gross revenues of P539.21 million for the three quarters as against P573.44 million last year or a slight decrease of 5.97%. Despite the industry slump, the Company's hotels and apartelle continued to register satisfactory occupancy rates. The six-month average occupancy rate of Manila Galleria Suites stood at 69%, the Manila Midtown Hotel at 48%, Cebu Midtown Hotel at 71%, and the Robinsons Apartelle in Mandaluyong at 36%.

RLC's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes Inc. and Trion Homes Development Corp., reported revenues amounting to P128.58 million, as against last year's P224.81 million. The unfavorable outlook in the housing industry has affected the Company's operations. The Division's projects consist of: the Antipolo development (Robinsons Homes East, San Jose Heights commercial arcade, San Lazaro townhmes), Robinsons Vineyard in Dasmarinas, Cavite, Southsquare Village in Gen. Trias, Cavite, Robinsons Highlandsin Davao City, Grosvenor Place in Tanza, Cavite, Centennial Place in Quezon City, and soon to open Fontaine Heights in San Isidro, Batangas City.

United Industrial Corporation Limited, a Singaporean listed company, of which the Company owns a 24.9% equity interest, reported a net income of SGD 55.54 million for nine months, an increase of 8.5% over last year's net income of SGD51.21 million for the same period.

TELECOMMUNICATIONS

DIGITEL's operating revenues for the nine months ended September 30, 2002 amounted to P4,367.1 million. Despite the growth in domestic inpayment revenues by P244.3 million and higher line rental revenue by P96.1 million for the nine months ended September 30, 2002 due to the continuing growth in the number of telephone lines connected driven by the company's aggressive and efficient sales and marketing initiatives, operating revenues posted a decrease of about 5.5% from P4,621.0 million for the nine months ended September 30, 2001. The decrease was due to by lower international inpayment revenues brought about by lower inbound traffic.

Operating expenses decreased to P3,429.6 million for the nine months ended September 30, 2002, or a 6% decrease from P3,646.8 million for the nine months ended September 30, 2001. The

decrease is attributable to lower depreciation and amortization expense primarily due to fully depreciated assets by the end of 2001. This decrease was offset by (a) increase in rental of buildings and facilities, equipment and utilities arising from data business expansion; (b) higher employee-related expenses; (c) incremental outside service costs associated with DIGITEL's growth in subscribers, customer centers and network infrastructure; and (d) a higher provision for doubtful accounts.

As a result of the foregoing, DIGITEL posted a consolidated operating income of P937.5 million for the nine months ended September 30, 2002, a 4% decrease from P974.2 million for the same period in 2001.

Other charges-net (principally interest expense, net of interest income) amounted to P910.0 million for the nine months ended September 30, 2002. This posted a 6.4% decrease from P971.2 million for the nine months ended September 30, 2001, due to lower prevailing interest rates in 2002. As a result, consolidated pre-tax accounting income amounted to P27.5 million for the nine months ended September 30, 2002 compared to P2.3 million for the nine months ended September 30, 2001.

DIGITEL registered a consolidated net income of P18.9 million for the nine months ended September 30, 2002, a 372.1% increase from P4.0 million for the nine months ended September 30, 2001.

TEXTILES

Litton Mills, Inc. registered revenues of P1.50 billion for the nine months of the fiscal year, an improvement of 7.2% from last year's P1.40 billion for the same period. The textile business showed a net loss of P76.9 million, a downturn from last year's P65.5 million net income. The negative result was due to lower sales volume and average selling price of woven fabric and yarn during the period as compared to same period last year.

PETROCHEMICALS

JG Summit Petrochemicals Corporation (JGSPC) posted net sales of P3.10 billion, up by 12.0% over the same period last year due to increased sales volume. Total sales reached 102,622 metric tons of combined polypropylene (PP) and polyethylene (PE) products. However, lower average selling price and increased cost of sales affected the gross profit as its gross profit rate dipped 12.7% from 17% to 15%. High operating costs and interest charges continue to affect the bottomline as it registered a net loss of P641.0 million for the nine months of the fiscal year.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) generated operating revenues of P3.80 billion for the nine months ended September 30, 2002, a 40.3% increase over last year's P2.71 billion for the same period. Cebu Pacific posted a net income of P234.0 million for nine months this year, a 15.1% increase from last year's income of P203.4 million. The noteworthy performance is attributable to higher passenger yield and increased load factor.

POWER GENERATION

First Private Power Corporation (FPPC), which owns 93.25% of Bauang Private Power Corp., posted revenues of P529.5 million and a net income of P518.8 million for nine months of 2002. This is 19.1% and 17.9% lower revenues and net income, respectively, compared to the same period in 2001. JG Summit has 20% interest in FPPC.

JG Summit's 20% stake in Toledo Power Company was sold on April 24, 2002.

Financial Position

September 30, 2002 vs. December 31, 2001

As of September 30, 2002, JG Summit's total assets reached P143.53 billion, reduced by 1.6% from P141.28 billion as the end of 2001. Current ratio stood at 1.43:1 compared to 1.34:1 as of year-end 2001.

Cash and cash equivalents increased by 58.4% from P3.46 billion in December 31, 2001 to P5.49 billion as of September 30, 2002 due to additional placements made during the period. Temporary cash investments, which consist mostly of investments in debt securities, went down by 12.7%. This is due to termination of cash investments to pay-off short-term obligations. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) decreased from P20.64 billion to P20.49 billion. The Company does not expect any liquidity problems that may arise in the near future.

The Company's principal sources of cash have been net cash provided by operating activities. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries and payment of short-term borrowings. As of September 30, 2002, the net cash provided by operating activities amounted to P13.94 billion while the net cash used in investing activities and financing activities amounted to P8.85 billion and P3.07 billion, respectively.

Other current assets increased by 24.6% from P1.93 billion as of December 31, 2001 to P2.40 billion as of September 30, 2002 due mainly to increase in input taxes paid on importation of network equipment and prepayments on rental, taxes and other expenses.

Equity investments and advances decreased from P17.38 billion in December 2001 to P16.96 billion as of September 30, 2002 due to the sale of stake in Toledo Power Corporation. Equity earnings from affiliated companies for the nine-month period amounted to P500.5 million.

Investments in real property grew 19.6% due to increased capex of the real estate business.

Property, plant and equipment increased to P58.56 billion as of September 30, 2002 from P57.1 billion as of year-end 2001. DIGITEL's undertaking into the mobile phone business has intensified its capital infrastructure build-up and URC is currently expanding its packaging and flourmill plant facilities.

Other assets decreased by 16.8% due to the reduction of deferred charges which were reclassed to property accounts.

Accounts payable and accrued expenses increased by 32.7% due mainly to increased trade payables relative to increased cost of sales and the increase in deposit liabilities following the expansion of Robinsons Savings Bank branch network with its acquisition of 20 branches from ABN-AMRO Bank.

Notes payable decreased by 24.7% to P8.54 billion from 2001 year-end level of P11.34 billion due to the payment of foreign short-term borrowings.

Equipment related liability, including current portion, consisting of suppliers' credit agreements of Digitel, amounted to P13.06 billion as of September 30,2002 against P13.23 billion in year-end 2001. The decrease is attributed to loan maturity repayments during the period.

Long-term debt, including current portion, decreased by 1.3% from P33.65 billion as of year-end 2001 to P33.20 billion as the Company paid the outstanding balance of the US$ 200 million Global Medium Term Notes in May 2002. The Company issued a US$ 100 million medium-term guaranteed note in January 2002 and an additional borrowing from a local bank was made to finance the expansion of URC' packaging plant facilities. Total liabilities to equity ratio stood at 1.40:1.

Net debt stood at P34.31 billion and net debt to equity as of September 30, 2002 improved to 0.62:1 compared to 0.71:1 as of December 31, 2001.

For the year 2002, the Company's main capital expenditure (capex) program is focused on its three largest core businesses, namely, foods, telecommunications and property businesses. Total capex allocated for these three sectors amount to about P20 billion. These projects shall be funded through funds generated from operations and existing resources.

Stockholders' equity grew to P54.97 billion as of September 30, 2002 from P53.35 billion at the end of 2001. Book value per share was at P8.09.

As of September 30, 2002, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO
Chairman and Chief Executive Officer
Date 11/13/02

LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date 11/13/02

CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 11/13/02

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	P5,486,621	P3,463,649
Temporary cash investments	15,002,247	17,180,156
Marketable securities	127,075	237,051
Receivables	15,685,124	14,477,520
Inventories (Note 2)	8,352,762	10,181,743
Other current assets	2,408,628	1,933,160
Total Current Assets	47,062,457	47,473,279
Equity Investments and Advances	16,956,824	17,377,135
Investments in Real Properties	15,860,610	13,266,709
Property, Plant and Equipment - net	58,557,805	57,051,387
Other Assets	5,087,683	6,115,271
	143,525,379	P141,283,781
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	P15,324,448	P11,550,358
Notes payable	8,540,456	11,340,488
Current portion of equipment-related liability (Note 3)	3,218,868	2,458,094
Current portion of long-term debt (Note 4)	3,118,982	8,040,790
Estimated land development costs	531,766	607,226
Income tax payable	364,131	416,473
Customers' deposits and other current liabilities	1,831,493	1,089,046
Total Current Liabilities	32,930,144	35,502,475
Maintenance Reserves	876,020	865,638
Equipment Related Liability (Note 3)	9,840,482	10,865,229
Long-Term Debt - net of current portion (Note 4)	30,083,068	25,610,696
Due to Affiliated Companies and Other Liabilities	3,086,202	3,004,229
Deferred Credits	379,610	630,893
Total Liabilities	77,195,526	76,479,160
Minority Interest in Consolidated Subsidiaries	11,363,196	11,450,714
Stockholders' Equity	54,966,657	53,353,907
	P143,525,379	P141,283,781
	-	-

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Third Quarter		Nine Months Ended September 30	
	2002	2001	2002	2001
REVENUES				
Foods	P4,993,605	P4,401,778	P15,276,190	P13,599,419
Real estate and hotels	1,034,390	797,535	2,702,080	2,522,096
Textiles	541,738	497,293	1,501,342	1,399,384
Petrochemicals	1,006,915	840,242	3,103,453	2,770,566
Air transportation	1,432,219	2,711,263	3,802,693	2,711,263
Electronics and supplementary businesses	215,935	283,823	624,165	718,818
Telecommunications	1,390,173	1,800,427	4,367,110	4,620,961
Interest, investment and other income	1,106,760	817,943	3,303,458	2,410,659
Equity in net earnings of unconsolidated subsidiaries	71,993	68,654	500,466	529,841
	11,793,728	12,218,958	35,180,957	31,283,007
COST OF GOODS SOLD	6,777,219	6,774,136	19,187,994	16,302,686
OPERATING AND OTHER EXPENSES	3,215,521	3,241,743	9,510,299	8,856,762
INTEREST AND OTHER FINANCING CHARGES	916,843	1,023,199	3,594,424	3,242,109
	10,909,583	11,039,078	32,292,717	28,401,557
NET OPERATING INCOME	884,145	1,179,880	2,888,240	2,881,450
OTHER INCOME (EXPENSES)	(262,875)	-	(413,809)	121,369
INCOME BEFORE INCOME TAX AND MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	621,270	902,190	2,474,431	3,002,819
PROVISION FOR INCOME TAX	193,133	212,430	594,668	653,701
NET INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	428,137	679,105	1,879,763	2,349,118
MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	(42,173)	107,487	101,666	71,665
NET INCOME	P470,310	P691,925	P1,778,097	P2,277,453
EARNINGS PER SHARE (Note 5)	P0.07	P0.10	P0.26	P0.34

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on September 30, 2001 Unaudited Consolidated Financials Statements were restated to conform with the September 30, 2002 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30 2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before minority interest in net income of subsidiaries	P1,879,763	P2,349,118
Adjustments for:		
Depreciation and amortization	4,524,392	4,425,836
Interest expense	3,594,424	3,242,109
Interest income	(1,942,696)	(1,417,659)
Provision for doubtful accounts	106,694	72,399
Equity in net earnings of unconsolidated subsidiaries	(500,466)	(529,841)
Minority interest in net income of subsidiaries	101,666	71,665
Operating income before working capital changes	7,763,777	8,213,627
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Temporary cash investments	2,177,909	(6,679,013)
Marketable equity securities	109,976	261,853
Receivables	(801,453)	(2,541,750)
Inventories	1,828,981	(2,592,084)
Other current assets	(475,468)	(417,456)
Other assets	826,326	(942,087)
Increase (decrease) in:		
Accounts payable and accrued expenses	2,622,007	1,703,629
Income tax payable	(52,342)	262,010
Customers' deposits and other current liabilities	742,447	120,330
Maintenance reserve	10,382	-
Net cash generated from (used in) operations	14,752,542	(2,610,941)
Interest received	1,429,851	2,081,605
Interest paid	(2,238,425)	(2,475,638)
Net cash provided by (used in) operating activities	13,943,968	(3,004,974)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Equity investment and advances	755,430	687,253
Property, plant and equipment	(6,685,162)	(6,622,692)
Investments in real properties	(2,669,361)	(2,116,161)
Increase (decrease) in deferred credits	(251,283)	(17,712)
Net cash provided by (used in) investing activities	(8,850,376)	(8,069,312)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Loans payable	(2,800,032)	2,517,382
Equipment related liability	32,187	-
Long-term debt	110,019	2,927,635
Due to affiliated companies and other liabilities	81,973	583,408
Minority interest in consolidated subsidiaries	(290,850)	(345,154)
Cash dividends paid	(203,916)	(123,585)
Net cash provided by (used in) financing activities	(3,070,620)	5,559,686
NET INCREASE (DECREASE) IN CASH CASH EQUIVALENTS	P2,022,972	(P5,514,600)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,463,649	8,405,002
CASH AND CASH EQUIVALENTS AT END OF PERIOD	P5,486,621	P2,890,402
	-	-

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

		Nine Months Ended September 30		
		2002		2001
Capital stock:				
Authorized - 14,400,800,000 shares				
Issued - 6,895,273,657 shares	P	6,895,274	P	6,895,274
Additional paid-in capital		5,961,714		5,961,714
Accumulated translation adjustment		758,444		719,875
Retained earnings				
Beginning		40,498,892		38,930,550
Net income		1,778,097		2,277,453
Cash dividends (P0.03 a share in 2002 and P0.02 a share in 2001)		(203,916)		(123,585)
End		42,073,073		41,084,418
Treasury stock -at cost		(721,848)		(721,848)
	P	54,966,657	P	53,939,433

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention, except for property, plant and equipment which are carried at revalued amounts.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarter ended September 30, 2002 and 2001 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

Companies	2002	2001
Foods		
Universal Robina Corporation and Subsidiaries	84.64	82.76
Textiles		
Litton Mills, Inc.	100.00	100.00
Westpoint Industrial Mills Corporation	100.00	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	88.07	86.94
Adia Development and Management Corporation	100.00	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	49.90	51.85
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	100.00	100.00
JG Summit Philippines Ltd. and Subsidiaries	100.00	100.00
JG Summit Capital Services Corporation and Subsidiaries	100.00	100.00
Express Holdings, Inc. and a Subsidiary	100.00	100.00
Multinational Finance Group Ltd.	100.00	100.00
Petrochemicals		
JG Summit Petrochemical Corporation	80.00	80.00
Air Transportation		
Cebu Air, Inc.	100.00	49.00
Electronics and Supplementary Businesses		
Cambridge Electronics Corporation	100.00	100.00
Premiere Printing Company, Inc.	100.00	100.00
Terai Industrial Corporation	100.00	100.00
Unicon Insurance Brokers Corporation	100.00	100.00
Hello Snack Foods Corporation	100.00	100.00
JG Cement Corporation	100.00	100.00
Cebu Pacific Manufacturing Corporation	100.00	100.00
Savannah Industrial Corporation	100.00	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

2. INVENTORIES

Inventories consist of:		September 30, 2002 (Unaudited)		December 31, 2001 (Audited)
Finished Goods	P	1,855,110	P	1,554,281
Work in process		374,445		382,025
Raw materials		2,074,413		1,968,974
Poultry and hog breeder stock, market stock and by-products		556,616		561,990
Spare parts, packaging materials and other supplies		1,877,083		1,841,344
Subd. land & condominium units held for sale		618,357		2,326,675
Materials in transit		1,086,534		1,589,414
		8,442,558		10,224,703
Allowance for obsolescence		89,796		42,960
	P	8,352,762	P	10,181,743

Under the terms of the agreements covering liabilities under trust receipts, certain raw materials have been released to the Company in trust for the Banks. The Company is accountable to the banks for the value of the trusteed raw materials.

3. EQUIPMENT RELATED LIABILITY

This account consists of:		September 30, 2002 (Unaudited)		December 31, 2001 (Audited)
Suppliers' credit agreements with maturities from 2001 to 2007, at interest rates of 1.5% to 2% over 180-day London Interbank Offered Rate (LIBOR)	P	12,942,016	P	13,167,274
Suppliers' credit payable semi-annually up to 2002, at interest rate of 1.5% over 90-day LIBOR		117,334		156,049
		13,059,350		13,323,323
Less current portion		3,218,868		2,458,094
	P	9,840,482	P	10,865,229

4. LONG-TERM DEBT

Long-term debt is summarized as follows:

		September 30, 2002 (Unaudited)		December 31, 2001 (Audited)
Foreign currencies				
Convertible Bonds Due 2003 amounting to US$300 million with interest at a rate of 3 1/2%	P	**5,396,484**	P	5,476,504
US$200 million 8% Notes Due 2002		**-**		6,035,066
US$200 million 8.375% Notes Due 2004		**4,077,412**		3,919,084
US$100 million 8 3/8% Notes Due 2006		**2,690,146**		2,733,100
US$ 50 million Term Loan Facility Due 2006, put 04		**2,620,950**		2,584,500
US$ 52.3 million Floating Rate Note Due 2006		**2,741,513**		2,703,387
US$ 100 million 9.25% Notes Due 2006		**5,241,900**		-
Various borrowings from banks with maturities from 2001 to 2005, at interst rates of 1.5% to 2% over 180-day LIBOR		**2,605,254**		3,389,657
Various loans from foreign banks, payable in sixteen semi-annual installments at interest rates determined on a quarterly basis		**2,687,574**		2,482,746
		28,061,233		29,324,044
Philippine Pesos				
Capital lease obligation		**2,564,359**		2,747,123
Long-term commercial paper maturing 2001 and 2003. Interest payable quarterly at the rate agreed upon with the creditors		**1,500,000**		1,500,000
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations		**76,458**		80,319
Borrowing from a local bank		**1,000,000**		-
		5,140,817		4,327,442
		33,202,050		33,651,486
Less current portion		**3,118,982**		8,040,790
	P	**30,083,068**	P	25,610,696

The exchange rate used to restate the foreign currency denominated long-term borrowings as of September 30, 2002 was P52.419:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at an average rate of P50.541:US$1.

5. Earnings Per Share

The following table presents information necessary to calculate EPS as of September 30, 2002 and 2001:

	Three Months Ended September 30				Nine Months Ended September 30			
		2002		2001		2002		2001
Net income	P	470,310	P	691,925	P	1,778,097	P	2,277,453
Add interest expense on convertible bonds		108,612		69,728		382,130		204,256
Net income applicable to common stock	P	578,922	P	761,653	P	2,160,227	P	2,481,709
Weighted average number of common shares		6,797,191,657		6,797,191,657		6,797,191,657		6,797,191,657
Potential common shares on convertible bonds		214,748,992		286,043,492		214,748,992		286,043,492
Common and potential common shares from assumed conversion		7,011,940,649		7,083,235,149		7,011,940,649		7,083,235,149
Earnings per share								
Basic	P	0.07	P	0.10	P	0.26	P	0.34
Diluted	P	0.08	P	0.11	P	0.31	P	0.35

As of September 30, 2002 and 2001 the assumed conversion of convertible bonds is anti-dilutive.

6. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of September 30 is summarized as follows:

	REVENUES			ASSETS				NET ASSETS		
		2002	2001		2002		2001		2002		2001
Foods	P	15,276,190	P 13,599,419	P	34,311,395	P	32,452,215	P	16,362,223	P	15,297,041
Telecom		4,367,110	4,620,961		40,355,277		34,402,162		5,675,956		5,887,975
Petrochemicals		3,103,453	2,770,566		11,147,416		11,941,943		263,746		1,098,514
Air transportation		3,802,693	2,711,263		4,014,777		3,518,685		492,351		494,099
Real estate & hotels		2,702,080	2,522,096		18,742,243		17,718,889		10,129,532		9,274,236
Textiles		1,501,342	1,399,384		3,443,236		3,562,079		2,035,572		1,838,526
Other supplementary business		624,165	718,818		400,972		1,931,702		(69,614)		(82,579)
Parent/International, capital & financial services		3,803,924	2,940,500		31,110,063		32,887,119		20,076,891		20,131,620
	P	35,180,957	P 31,283,007	P	143,525,379	P	138,414,794	P	54,966,657	P	53,939,433

7. APPROPRIATIONS

In April 2002, the Parent Company's Board of Directors, approved to appropriate P8.83 billion from its unrestricted retained earnings for the following:

Appropriation for JG Summit Philippines, Ltd. 02 Note under the Global Medium Term Note Program	P	7,327,316
Appropriation for Parent Compnay's long-term commercial papers maturing in 2003		1,500,000
	P	8,827,316

MR. ROJAS

SEC NUMBER 184044
FILE NUMBER ____________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVENUE
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2001

QUARTERLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE QUARTER ENDED SEPTEMBER 30, 2002

Quarterly Report on Commercial Paper

SEPTEMBER 2002
Month Year

Name of Registrant:
JG SUMMIT HOLDINGS, INC.

Address:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City

Tel. No.: **633-76-41**

Industry classification: **INVESTMENT HOLDING**

1. Quarterly Business Profile:

   1.1 New line of business engaged in by the firm. **NONE**

   1.2 New Parents/ Subsidiaries/ Affiliates of the firm. **NONE**

   1.3 New projects/ investments undertaken by the firm. **NONE**

   1.4 Changes in the composition of the board of directors and principal officers of the corporation as stated in the registration statements. **NONE**

   1.5 Changes in the list of top 20 stockholders and their holdings as indicated in the registration statement. **NONE**

   1.6 Changes in the selling agreement / underwriting agreement. **NONE**

   1.7 Changes in the bank committed credit line as specified in the registration agreement. **NONE**

   1.8 Development of pending legal cases other than routinary cases to which the registrant is a party dependent. **NONE**

2. Quarterly Financial Profile:

   2.1 Utilization of proceeds from the sale of commercial papers:

   2.1.1 Short - Term Commercial Papers **NONE**
   2.1.2 Long - Term Commercial Papers - **The ₱1.5 Billion proceeds from the sale of long term commercial paper was used for permanent working capital.**

2.2 Aging of Commercial Papers/ Bills Payable

	Total	Up to Six Months	Over 6 Months to One Year	Over One Year	Past Due
		(IN THOUSANDS OF PESOS)			
2.2.1 Registered					
a) Short term		**NONE**			
b) Long term	**₱1,500,000**	**₱1,500,000**			

	Total	Up to Six Months	Over 6 Months to One Year	Over One Year	Past Due
		(IN THOUSANDS OF PESOS)			
2.2.2 Exempt					
a) 4 (e)		**NONE**			
b) 7 (f)		**NONE**			

2.2.3 Trade Payable and Accrued Expenses **(See Schedule I)**

2.2.4 Others (Specify)

2.3 Aging of Receivables
- 2.3.1 Trade Receivables
- 2.3.2 Accounts Receivable **(See Schedule II)**
- 2.3.3 Others (Specify)

2.4 Contingent liabilities incurred by the registrant (State in lump sum) **NONE**

2.5 Additional assets encumbered by the registrant. **NONE**

2.6 Attached copy of unaudited balance sheet and income statement as of the end of a quarter certified under oath by the Chairman and Comptroller.

I hereby certify that all the information set forth in the above are true and correct to the best of my own knowledge.

PCI CAPITAL CORPORATION

ELEANOR HILADO / GABRIEL LIM

JG SUMMIT HOLDINGS, INC.

JAMES L. GO
Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF QUEZON CITY) S.S.

SUBSCRIBED AND SWORN to before me this 14 NOV 2002, 2001 the above affiant exhibited to me his/her Community Tax Certificate No. 15082309 issued at Pasig City on January 31, 2002.

Doc. No. 127
Page No. 26
Book No. 142
Series of 02

JOEL B. GORDOLA
Notary Public
Until December 31, 2002
PTR No. 2846657, 1/02/02, Q.C.

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AS OF SEPTEMBER 30, 2002
(IN THOUSAND PESOS)

Schedule I

AGING OF TRADE PAYABLE

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
Trade Payable	9,393,477	8,582,418	662,990	148,069

Schedule II

AGING OF RECEIVABLES

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
NET TRADE RECEIVABLES	11,288,910	9,961,297	879,971	447,642
NON-TRADE RECEIVABLES	-			
Finance receivables	2,436,000	2,436,000		
Others	1,960,214	1,680,758	279,456	
	4,396,214	4,116,758	279,456	-
NET RECEIVABLES	15,685,124	14,078,055	1,159,427	447,642

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

We, the undersigned do hereby solemnly swear, that all matters set forth in the attached Financial Report of JG Summit Holdings, Inc. for the quarter ended September 30, 2002, are true and correct to the best of our knowledge and belief.

CONSTANTE T. SANTOS
SVP - Corporate Comptroller

JAMES L. GO
Chairman

SUBSCRIBED and SWORN to before me this 14 NOV 2002 day of ____________ in IN QUEZON CITY, M.M. affiant exhibited to me her/his Community Tax Certificate No. 15082309 issued at Pasig City on Jan.31, 2002.

JOEL G. GORDOLA
Notary Public
Until December 31, 2002
PTR No. 2846657, 1/02/02, Q.C.

Doc. No: 178
Page No. 36
Book No. 147
Series of 02

SEC Number 184044
File Number ______

JG SUMMIT HOLDINGS, INC.
AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower,
ADB Avenue corner, Poveda Road,Pasig City

(Company's Address)

633-76-31

(Telephone Number)

December 31, 2002

(Calendar Year Ending)

SEC FORM 17 – Q

Form Type

Amendment Designation (if applicable)

For the Quarter Ended
September 30, 2002

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **September 30, 2002**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

   JG Summit Holdings, Inc.
4. Exact name of registrant as specified in its charter

   Pasig City, Philippines
5. Province, country or other jurisdiction of incorporation or organization

6. Industry Classification Code: [ ] (SEC Use Only)

   CFC Bldg., E. Rodriguez Ave., Bagong Ilog, Pasig City **1600**
7. Address of registrant's principal office Postal Code

   633-76-31
8. Registrant's telephone number, including area code

   Not Applicable
9. Former name, former address and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**
Long Term Commercial Paper	**₱ 1,500,000,000**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Nine Months Ended September 30, 2002 vs. September 30, 2001

JG Summit Holdings, Inc. posted a net income of P1.78 billion for the nine months ended September 30, 2002, lower by 21.9% from P2.28 billion net income reported for the same period last year. Foods, property sector, and the airline businesses showed increased profits, however, these were offset by the decline of net profits in the textiles business, continued losses in petrochemical business and flat income reported by the telecoms business. The non-recurring loss on sale of its 20% stake in Toledo Power Corp. and certain equity securities of P202 million also contributed to the reduced bottomline. Without such loss, net income would be P1.98 billion.

JG Summit recorded consolidated revenues of P35.18 billion against last year's P31.28 billion. Revenues generated by the foods, air transportation, property, textile and petrochemical businesses continued to show steady growth. The revenue growth was partially reduced by the drop in revenues of the telecommunications and electronics businesses and reduced equity income from First Private Power Corp.

Gross profit amounted to P15.99 billion from P14.98 billion, up by 6.8%. Operating expenses grew from P8.86 billion last year to P9.51 billion this year, or a 7.4% increase attributable to Cebu Air's expanded flight operations and increased operating costs of the foods business. Operating expenses in other subsidiaries have been reduced in line with the Company's policy of cost efficiency and effectiveness.

Interest and other financing charges went up 10.9% to P3.59 billion from P3.24 billion. This increase is attributed to the additional borrowings made during the period offset by the payment of the outstanding balance of the US$200 Million Global Medium Term Note in May 2002.

As a result, net operating income remained flat at P2.88 billion.

Other income (expenses) account consists of, among others, provision for probable losses, amortization of deferred charges and goodwill and foreign exchange loss net of other income. This account decreased by 440.9% from the same period last year due primarily to additional provisions made, a non-recurring loss from sale of Toledo Power and certain equity securities amounting to P202.2 million.

EBITDA (earnings before interest, taxes and depreciation and amortization charges) fell slightly by 1.01% from P10.60 billion in 2001 to P10.49 billion for nine months of 2002. Excluding the extraordinary loss, EBITDA would be P10.69 billion.

FOODS

Universal Robina Corporation (URC) posted consolidated net sales of ₱15.28 billion for the nine months ended June 30, 2002, a 12.3% increase over the same period last year. The company's gross margin improved by 7.26% compared to the same period last year totaling to ₱ 4.34 billion. Income from operations was recorded at ₱1.38 billion, representing a 4.0% increase. Net Income for the period amounted to ₱951.31 million.

The branded consumer foods (BCF) business unit posted sales value earnings totaling to ₱11.46 billion, representing growth of 10.2% compared to the same period last year. This was attributed to URC's regional snack food revenue growth of 18.2% and the continued strength of the Company's products in core categories such as snacks, candy, chocolate and biscuit segments complemented by strong exports.

The Company's Agro-industrial business unit posted net sales value of ₱2.18 billion, representing a 6.6% increase from the same period last year. This is attributed to the impressive performance of the feeds business, which compensate for the slight decline in sales volume in the company's farms business.

URC's Commodity Foods business unit ended the nine-month period with a net sales value of ₱ 1.63 billion, a marked increase of 42.2% compared to the same period last year This jump in sales is attributed to the volume growth of flour and sugar businesses.

Costs of sales increased ₱1.39 billion, or 14.47%, to ₱ 10.94 billion for the nine months ended June 30, 2002 from ₱ 9.55 billion for the same period last year. The increase was due to higher sales volume, costs of imported raw materials used in our snacks, candies, chocolates, biscuits and flour products, increase in costs of major raw materials for our animal feeds and increase in sugar production costs.

Other income (charges)—net was (₱ 203.4) million for the nine months ended June 30, 2002 compared to (₱90.7) million for the nine months ended June 30, 2001. Interest charges grew by 15% to ₱607 million for the nine months ended June 30, 2002 as against ₱528 million for the same period last year due to additional loans obtained by the Company. Increase in goodwill amortization likewise accounted for the change in the account.

Minority interests in net loss of subsidiaries decreased by ₱9.3 million, or 25.9%, to ₱26.6 million for the nine months ended June 30, 2002 from ₱36.0 million for the nine months ended June 30, 2001 due to improvement in operating results of overseas subsidiaries.

URC's revenues and operating income are expected to improve further for the remaining period of the fiscal year as the company continues to firm up its leadership in its core categories, consistently build strong brands, and better its cost competitiveness.

PROPERTY

RLC recorded gross revenues of P1.035 billion for the third quarter of fiscal year 2002, bringing up three quarter revenues to P2.702 billion, up by 7% from last year's P2.522 billion. Net income for the three quarters for fiscal year 2002 stood at P845.8 million, up by 15% from last year's P735.3 million.

The largest income contributor continues to be the Commercial Centers Division, contributing 61.03% of the Company's gross revenues. Real estate revenues amounted to P1.649 billion as against last year's P1.105 billion for the same period. The 49.23% increase is due to rental improvements from the Company's existing malls and excellent take-up of new malls, the Robinsons Place – Iloilo, Robinsons Starmills-Pampanga, Robinsons Place Novaliches and Robinsons Place Metro East.

RLC's High-Rise Building Division realized gross revenues of P336.23 million, down by 42.4% from P583.78 million of last year. However, it continues to enjoy recurring lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center at Ayala), all of which have become the choice corporate addresses of reputable multinational and domestic companies. Rental income from these three properties increased from P35.56 million to P49.23 million over the same period or an impressive increase of 38.4%. The Group is expecting to launch two new residential condominium projects – the the Gateway Residences along Pioneer St. and Adriatico Place in Ermita in the coming fiscal year.

The Hotel Division, a major contributor to the Company's recurring revenues, reported gross revenues of P539.21 million for the three quarters as against P573.44 million last year or a slight decrease of 5.97%. Despite the industry slump, the Company's hotels and apartelle continued to register satisfactory occupancy rates. The six-month average occupancy rate of Manila Galleria Suites stood at 69%, the Manila Midtown Hotel at 48%, Cebu Midtown Hotel at 71%, and the Robinsons Apartelle in Mandaluyong at 36%.

RLC's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes Inc. and Trion Homes Development Corp., reported revenues amounting to P128.58 million, as against last year's P224.81 million. The unfavorable outlook in the housing industry has affected the Company's operations. The Division's projects consist of: the Antipolo development (Robinsons Homes East, San Jose Heights commercial arcade, San Lazaro townhmes), Robinsons Vineyard in Dasmarinas, Cavite, Southsquare Village in Gen. Trias, Cavite, Robinsons Highlandsin Davao City, Grosvenor Place in Tanza, Cavite, Centennial Place in Quezon City, and soon to open Fontaine Heights in San Isidro, Batangas City.

United Industrial Corporation Limited, a Singaporean listed company, of which the Company owns a 24.9% equity interest, reported a net income of SGD 55.54 million for nine months, an increase of 8.5% over last year's net income of SGD51.21 million for the same period.

TELECOMMUNICATIONS

DIGITEL's operating revenues for the nine months ended September 30, 2002 amounted to P4,367.1 million. Despite the growth in domestic inpayment revenues by P244.3 million and higher line rental revenue by P96.1 million for the nine months ended September 30, 2002 due to the continuing growth in the number of telephone lines connected driven by the company's aggressive and efficient sales and marketing initiatives, operating revenues posted a decrease of about 5.5% from P4,621.0 million for the nine months ended September 30, 2001. The decrease was due to by lower international inpayment revenues brought about by lower inbound traffic.

Operating expenses decreased to P3,429.6 million for the nine months ended September 30, 2002, or a 6% decrease from P3,646.8 million for the nine months ended September 30, 2001. The

decrease is attributable to lower depreciation and amortization expense primarily due to fully depreciated assets by the end of 2001. This decrease was offset by (a) increase in rental of buildings and facilities, equipment and utilities arising from data business expansion; (b) higher employee-related expenses; (c) incremental outside service costs associated with DIGITEL's growth in subscribers, customer centers and network infrastructure; and (d) a higher provision for doubtful accounts.

As a result of the foregoing, DIGITEL posted a consolidated operating income of P937.5 million for the nine months ended September 30, 2002, a 4% decrease from P974.2 million for the same period in 2001.

Other charges-net (principally interest expense, net of interest income) amounted to P910.0 million for the nine months ended September 30, 2002. This posted a 6.4% decrease from P971.2 million for the nine months ended September 30, 2001, due to lower prevailing interest rates in 2002. As a result, consolidated pre-tax accounting income amounted to P27.5 million for the nine months ended September 30, 2002 compared to P2.3 million for the nine months ended September 30, 2001.

DIGITEL registered a consolidated net income of P18.9 million for the nine months ended September 30, 2002, a 372.1% increase from P4.0 million for the nine months ended September 30, 2001.

TEXTILES

Litton Mills, Inc. registered revenues of P1.50 billion for the nine months of the fiscal year, an improvement of 7.2% from last year's P1.40 billion for the same period. The textile business showed a net loss of P76.9 million, a downturn from last year's P65.5 million net income. The negative result was due to lower sales volume and average selling price of woven fabric and yarn during the period as compared to same period last year.

PETROCHEMICALS

JG Summit Petrochemicals Corporation (JGSPC) posted net sales of P3.10 billion, up by 12.0% over the same period last year due to increased sales volume. Total sales reached 102,622 metric tons of combined polypropylene (PP) and polyethylene (PE) products. However, lower average selling price and increased cost of sales affected the gross profit as its gross profit rate dipped 12.7% from 17% to 15%. High operating costs and interest charges continue to affect the bottomline as it registered a net loss of P641.0 million for the nine months of the fiscal year.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) generated operating revenues of P3.80 billion for the nine months ended September 30, 2002, a 40.3% increase over last year's P2.71 billion for the same period. Cebu Pacific posted a net income of P234.0 million for nine months this year, a 15.1% increase from last year's income of P203.4 million. The noteworthy performance is attributable to higher passenger yield and increased load factor.

POWER GENERATION

First Private Power Corporation (FPPC), which owns 93.25% of Bauang Private Power Corp., posted revenues of P529.5 million and a net income of P518.8 million for nine months of 2002. This is 19.1% and 17.9% lower revenues and net income, respectively, compared to the same period in 2001. JG Summit has 20% interest in FPPC.

JG Summit's 20% stake in Toledo Power Company was sold on April 24, 2002.

Financial Position

September 30, 2002 vs. December 31, 2001

As of September 30, 2002, JG Summit's total assets reached P143.53 billion, reduced by 1.6% from P141.28 billion as the end of 2001. Current ratio stood at 1.43:1 compared to 1.34:1 as of year-end 2001.

Cash and cash equivalents increased by 58.4% from P3.46 billion in December 31, 2001 to P5.49 billion as of September 30, 2002 due to additional placements made during the period. Temporary cash investments, which consist mostly of investments in debt securities, went down by 12.7%. This is due to termination of cash investments to pay-off short-term obligations. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) decreased from P20.64 billion to P20.49 billion. The Company does not expect any liquidity problems that may arise in the near future.

The Company's principal sources of cash have been net cash provided by operating activities. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries and payment of short-term borrowings. As of September 30, 2002, the net cash provided by operating activities amounted to P13.94 billion while the net cash used in investing activities and financing activities amounted to P8.85 billion and P3.07 billion, respectively.

Other current assets increased by 24.6% from P1.93 billion as of December 31, 2001 to P2.40 billion as of September 30, 2002 due mainly to increase in input taxes paid on importation of network equipment and prepayments on rental, taxes and other expenses.

Equity investments and advances decreased from P17.38 billion in December 2001 to P16.96 billion as of September 30, 2002 due to the sale of stake in Toledo Power Corporation. Equity earnings from affiliated companies for the nine-month period amounted to P500.5 million.

Investments in real property grew 19.6% due to increased capex of the real estate business.

Property, plant and equipment increased to P58.56 billion as of September 30, 2002 from P57.1 billion as of year-end 2001. DIGITEL's undertaking into the mobile phone business has intensified its capital infrastructure build-up and URC is currently expanding its packaging and flourmill plant facilities.

Other assets decreased by 16.8% due to the reduction of deferred charges which were reclassed to property accounts.

Accounts payable and accrued expenses increased by 32.7% due mainly to increased trade payables relative to increased cost of sales and the increase in deposit liabilities following the expansion of Robinsons Savings Bank branch network with its acquisition of 20 branches from ABN-AMRO Bank.

Notes payable decreased by 24.7% to P8.54 billion from 2001 year-end level of P11.34 billion due to the payment of foreign short-term borrowings.

Equipment related liability, including current portion, consisting of suppliers' credit agreements of Digitel, amounted to P13.06 billion as of September 30,2002 against P13.23 billion in year-end 2001. The decrease is attributed to loan maturity repayments during the period.

Long-term debt, including current portion, decreased by 1.3% from P33.65 billion as of year-end 2001 to P33.20 billion as the Company paid the outstanding balance of the US$ 200 million Global Medium Term Notes in May 2002. The Company issued a US$ 100 million medium-term guaranteed note in January 2002 and an additional borrowing from a local bank was made to finance the expansion of URC' packaging plant facilities. Total liabilities to equity ratio stood at 1.40:1.

Net debt stood at P34.31 billion and net debt to equity as of September 30, 2002 improved to 0.62:1 compared to 0.71:1 as of December 31, 2001.

For the year 2002, the Company's main capital expenditure (capex) program is focused on its three largest core businesses, namely, foods, telecommunications and property businesses. Total capex allocated for these three sectors amount to about P20 billion. These projects shall be funded through funds generated from operations and existing resources.

Stockholders' equity grew to P54.97 billion as of September 30, 2002 from P53.35 billion at the end of 2001. Book value per share was at P8.09.

As of September 30, 2002, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO
Chairman and Chief Executive Officer
Date 11/13/02

LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date 11/13/02

CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 11/13/02

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands)

	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	P5,486,621	P3,463,649
Temporary cash investments	15,002,247	17,180,156
Marketable securities	127,075	237,051
Receivables	15,685,124	14,477,520
Inventories (Note 2)	8,352,762	10,181,743
Other current assets	2,408,628	1,933,160
Total Current Assets	47,062,457	47,473,279
Equity Investments and Advances	16,956,824	17,377,135
Investments in Real Properties	15,860,610	13,266,709
Property, Plant and Equipment - net	58,557,805	57,051,387
Other Assets	5,087,683	6,115,271
	143,525,379	P141,283,781
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	P15,324,448	P11,550,358
Notes payable	8,540,456	11,340,488
Current portion of equipment-related liability (Note 3)	3,218,868	2,458,094
Current portion of long-term debt (Note 4)	3,118,982	8,040,790
Estimated land development costs	531,766	607,226
Income tax payable	364,131	416,473
Customers' deposits and other current liabilities	1,831,493	1,089,046
Total Current Liabilities	32,930,144	35,502,475
Maintenance Reserves	876,020	865,638
Equipment Related Liability (Note 3)	9,840,482	10,865,229
Long-Term Debt - net of current portion (Note 4)	30,083,068	25,610,696
Due to Affiliated Companies and Other Liabilities	3,086,202	3,004,229
Deferred Credits	379,610	630,893
Total Liabilities	77,195,526	76,479,160
Minority Interest in Consolidated Subsidiaries	11,363,196	11,450,714
Stockholders' Equity	54,966,657	53,353,907
	P143,525,379	P141,283,781
	-	-

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Third Quarter		Nine Months Ended September 30	
	2002	2001	2002	2001
REVENUES				
Foods	P4,993,605	P4,401,778	P15,276,190	P13,599,419
Real estate and hotels	1,034,390	797,535	2,702,080	2,522,096
Textiles	541,738	497,293	1,501,342	1,399,384
Petrochemicals	1,006,915	840,242	3,103,453	2,770,566
Air transportation	1,432,219	2,711,263	3,802,693	2,711,263
Electronics and supplementary businesses	215,935	283,823	624,165	718,818
Telecommunications	1,390,173	1,800,427	4,367,110	4,620,961
Interest, investment and other income	1,106,760	817,943	3,303,458	2,410,659
Equity in net earnings of unconsolidated subsidiaries	71,993	68,654	500,466	529,841
	11,793,728	12,218,958	35,180,957	31,283,007
COST OF GOODS SOLD	6,777,219	6,774,136	19,187,994	16,302,686
OPERATING AND OTHER EXPENSES	3,215,521	3,241,743	9,510,299	8,856,762
INTEREST AND OTHER FINANCING CHARGES	916,843	1,023,199	3,594,424	3,242,109
	10,909,583	11,039,078	32,292,717	28,401,557
NET OPERATING INCOME	884,145	1,179,880	2,888,240	2,881,450
OTHER INCOME (EXPENSES)	(262,875)	-	(413,809)	121,369
INCOME BEFORE INCOME TAX AND MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	621,270	902,190	2,474,431	3,002,819
PROVISION FOR INCOME TAX	193,133	212,430	594,668	653,701
NET INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	428,137	679,105	1,879,763	2,349,118
MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	(42,173)	107,487	101,666	71,665
NET INCOME	P470,310	P691,925	P1,778,097	P2,277,453
EARNINGS PER SHARE (Note 5)	P0.07	P0.10	P0.26	P0.34

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on September 30, 2001 Unaudited Consolidated Financials Statements were restated to conform with the September 30, 2002 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30	
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before minority interest in net income of subsidiaries	P1,879,763	P2,349,118
Adjustments for:		
Depreciation and amortization	4,524,392	4,425,836
Interest expense	3,594,424	3,242,109
Interest income	(1,942,696)	(1,417,659)
Provision for doubtful accounts	106,694	72,399
Equity in net earnings of unconsolidated subsidiaries	(500,466)	(529,841)
Minority interest in net income of subsidiaries	101,666	71,665
Operating income before working capital changes	7,763,777	8,213,627
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Temporary cash investments	2,177,909	(6,679,013)
Marketable equity securities	109,976	261,853
Receivables	(801,453)	(2,541,750)
Inventories	1,828,981	(2,592,084)
Other current assets	(475,468)	(417,456)
Other assets	826,326	(942,087)
Increase (decrease) in:		
Accounts payable and accrued expenses	2,622,007	1,703,629
Income tax payable	(52,342)	262,010
Customers' deposits and other current liabilities	742,447	120,330
Maintenance reserve	10,382	-
Net cash generated from (used in) operations	14,752,542	(2,610,941)
Interest received	1,429,851	2,081,605
Interest paid	(2,238,425)	(2,475,638)
Net cash provided by (used in) operating activities	13,943,968	(3,004,974)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Equity investment and advances	755,430	687,253
Property, plant and equipment	(6,685,162)	(6,622,692)
Investments in real properties	(2,669,361)	(2,116,161)
Increase (decrease) in deferred credits	(251,283)	(17,712)
Net cash provided by (used in) investing activities	(8,850,376)	(8,069,312)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Loans payable	(2,800,032)	2,517,382
Equipment related liability	32,187	-
Long-term debt	110,019	2,927,635
Due to affiliated companies and other liabilities	81,973	583,408
Minority interest in consolidated subsidiaries	(290,850)	(345,154)
Cash dividends paid	(203,916)	(123,585)
Net cash provided by (used in) financing activities	(3,070,620)	5,559,686
NET INCREASE (DECREASE) IN CASH CASH EQUIVALENTS	P2,022,972	(P5,514,600)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,463,649	8,405,002
CASH AND CASH EQUIVALENTS AT END OF PERIOD	P5,486,621	P2,890,402
	-	-

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

		Nine Months Ended September 30		
		2002		2001
Capital stock:				
Authorized - 14,400,800,000 shares				
Issued - 6,895,273,657 shares	P	6,895,274	P	6,895,274
Additional paid-in capital		5,961,714		5,961,714
Accumulated translation adjustment		758,444		719,875
Retained earnings				
Beginning		40,498,892		38,930,550
Net income		1,778,097		2,277,453
Cash dividends (P0.03 a share in 2002 and P0.02 a share in 2001)		(203,916)		(123,585)
End		42,073,073		41,084,418
Treasury stock -at cost		(721,848)		(721,848)
	P	54,966,657	P	53,939,433

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention, except for property, plant and equipment which are carried at revalued amounts.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarter ended September 30, 2002 and 2001 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

Companies	2002	2001
Foods		
Universal Robina Corporation and Subsidiaries	84.64	82.76
Textiles		
Litton Mills, Inc.	100.00	100.00
Westpoint Industrial Mills Corporation	100.00	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	88.07	86.94
Adia Development and Management Corporation	100.00	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	49.90	51.85
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	100.00	100.00
JG Summit Philippines Ltd. and Subsidiaries	100.00	100.00
JG Summit Capital Services Corporation and Subsidiaries	100.00	100.00
Express Holdings, Inc. and a Subsidiary	100.00	100.00
Multinational Finance Group Ltd.	100.00	100.00
Petrochemicals		
JG Summit Petrochemical Corporation	80.00	80.00
Air Transportation		
Cebu Air, Inc.	100.00	49.00
Electronics and Supplementary Businesses		
Cambridge Electronics Corporation	100.00	100.00
Premiere Printing Company, Inc.	100.00	100.00
Terai Industrial Corporation	100.00	100.00
Unicon Insurance Brokers Corporation	100.00	100.00
Hello Snack Foods Corporation	100.00	100.00
JG Cement Corporation	100.00	100.00
Cebu Pacific Manufacturing Corporation	100.00	100.00
Savannah Industrial Corporation	100.00	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

2. INVENTORIES

Inventories consist of:		September 30, 2002 (Unaudited)		December 31, 2001 (Audited)
Finished Goods	P	**1,855,110**	P	1,554,281
Work in process		**374,445**		382,025
Raw materials		**2,074,413**		1,968,974
Poultry and hog breeder stock, market stock and by-products		**556,616**		561,990
Spare parts, packaging materials and other supplies		**1,877,083**		1,841,344
Subd. land & condominium units held for sale		**618,357**		2,326,675
Materials in transit		**1,086,534**		1,589,414
		8,442,558		10,224,703
Allowance for obsolescence		**89,796**		42,960
	P	**8,352,762**	P	10,181,743

Under the terms of the agreements covering liabilities under trust receipts, certain raw materials have been released to the Company in trust for the Banks. The Company is accountable to the banks for the value of the trusteed raw materials.

3. EQUIPMENT RELATED LIABILITY

This account consists of:		September 30, 2002 (Unaudited)		December 31, 2001 (Audited)
Suppliers' credit agreements with maturities from 2001 to 2007, at interest rates of 1.5% to 2% over 180-day London Interbank Offered Rate (LIBOR)	P	**12,942,016**	P	13,167,274
Suppliers' credit payable semi-annually up to 2002, at interest rate of 1.5% over 90-day LIBOR		**117,334**		156,049
		13,059,350		13,323,323
Less current portion		**3,218,868**		2,458,094
	P	**9,840,482**	P	10,865,229

4. LONG-TERM DEBT

Long-term debt is summarized as follows:

		September 30, 2002 (Unaudited)		December 31, 2001 (Audited)
Foreign currencies				
Convertible Bonds Due 2003 amounting to US$300 million with interest at a rate of 3 1/2%	P	5,396,484	P	5,476,504
US$200 million 8% Notes Due 2002		-		6,035,066
US$200 million 8.375% Notes Due 2004		4,077,412		3,919,084
US$100 million 8 3/8% Notes Due 2006		2,690,146		2,733,100
US$ 50 million Term Loan Facility Due 2006, put 04		2,620,950		2,584,500
US$ 52.3 million Floating Rate Note Due 2006		2,741,513		2,703,387
US$ 100 million 9.25% Notes Due 2006		5,241,900		-
Various borrowings from banks with maturities from 2001 to 2005, at interst rates of 1.5% to 2% over 180-day LIBOR		2,605,254		3,389,657
Various loans from foreign banks, payable in sixteen semi-annual installments at interest rates determined on a quarterly basis		2,687,574		2,482,746
		28,061,233		29,324,044
Philippine Pesos				
Capital lease obligation		2,564,359		2,747,123
Long-term commercial paper maturing 2001 and 2003. Interest payable quarterly at the rate agreed upon with the creditors		1,500,000		1,500,000
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations		76,458		80,319
Borrowing from a local bank		1,000,000		-
		5,140,817		4,327,442
		33,202,050		33,651,486
Less current portion		3,118,982		8,040,790
	P	30,083,068	P	25,610,696

The exchange rate used to restate the foreign currency denominated long-term borrowings as of September 30, 2002 was P52.419:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at an average rate of P50.541:US$1.

5. Earnings Per Share

The following table presents information necessary to calculate EPS as of September 30, 2002 and 2001:

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	2002	2001
Net income	P 470,310	P 691,925	P 1,778,097	P 2,277,453
Add interest expense on convertible bonds	108,612	69,728	382,130	204,256
Net income applicable to common stock	P 578,922	P 761,653	P 2,160,227	P 2,481,709
Weighted average number of common shares	6,797,191,657	6,797,191,657	6,797,191,657	6,797,191,657
Potential common shares on convertible bonds	214,748,992	286,043,492	214,748,992	286,043,492
Common and potential common shares from assumed conversion	7,011,940,649	7,083,235,149	7,011,940,649	7,083,235,149
Earnings per share				
Basic	P 0.07	P 0.10	P 0.26	P 0.34
Diluted	P 0.08	P 0.11	P 0.31	P 0.35

As of September 30, 2002 and 2001 the assumed conversion of convertible bonds is anti-dilutive.

6. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of September 30 is summarized as follows:

	REVENUES		ASSETS		NET ASSETS	
	2002	2001	2002	2001	2002	2001
Foods	P 15,276,190	P 13,599,419	P 34,311,395	P 32,452,215	P 16,362,223	P 15,297,041
Telecom	4,367,110	4,620,961	40,355,277	34,402,162	5,675,956	5,887,975
Petrochemicals	3,103,453	2,770,566	11,147,416	11,941,943	263,746	1,098,514
Air transportation	3,802,693	2,711,263	4,014,777	3,518,685	492,351	494,099
Real estate & hotels	2,702,080	2,522,096	18,742,243	17,718,889	10,129,532	9,274,236
Textiles	1,501,342	1,399,384	3,443,236	3,562,079	2,035,572	1,838,526
Other supplementary business	624,165	718,818	400,972	1,931,702	(69,614)	(82,579)
Parent/International, capital & financial services	3,803,924	2,940,500	31,110,063	32,887,119	20,076,891	20,131,620
	P 35,180,957	P 31,283,007	P 143,525,379	P 138,414,794	P 54,966,657	P 53,939,433

7. APPROPRIATIONS

In April 2002, the Parent Company's Board of Directors, approved to appropriate P8.83 billion from its unrestricted retained earnings for the following:

Appropriation for JG Summit Philippines, Ltd. 02 Note under the Global Medium Term Note Program	P 7,327,316
Appropriation for Parent Compnay's long-term commercial papers maturing in 2003	1,500,000
	P 8,827,316

FILE 1 of

PHILIPPINE STOCK EXCHANGE, INC.
OSCAR L. GOMEZ
2002 NOV 15 AM 11: 17

PSE Code HO-180

Fax'd to:
PSE 11-14-02, 5:31p
SEC 11-14-02, 5:33p

To : PHILIPPINE STOCK EXCHANGE, INC.
Attention: Disclosure Department
4/F PSE Centre, Exchange Road
Ortigas Center, Pasig City
Fax no. 636-0809

COVER SHEET

1 8 4 0 4 4
S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .
(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y
(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR.
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

Month	Day	FORM TYPE	Month Day
1 2	**3 1**	**1 7 - C**	**Second Thursday of June**
Fiscal Year			Annual Meeting

(November 14, 2002 News Release)

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **November 14, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: ______
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see attached News Release entitled "JG Summit Posts Record Revenue and Earnings Performance".

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

November 14, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

NEWS RELEASE
JG Summit Holding, Inc.
Investor Relations Contact:
B.J. Sebastian
Tel: 635-4135
Fax: 633-9208

JG Summit Posts Record Revenue and Earnings Performance

Manila. November 14, 2002. JG Summit Holdings Inc. (PSE: JGS), one of the largest diversified business conglomerates in the country, reported today its revenue and earnings performance for the first nine months of the year.

Consolidated revenues amounted to PhP 35.2 billion for the January to September period, up 12.5 % year-on-year from PhP 31.3 billion in the same period last year.

Revenue growth was recorded for food, air transport, property, textile and petrochemicals, while declines were posted by the Group's telecommunications and electronics businesses.

Consolidated net income (excluding a non-recurring loss on the sale of its 20% stake in Toledo Power Corp. and other equity securities) amounted to PhP 1.98 billion, compared with PhP 2.28 billion in the same period last year. Including the non-recurring loss, net income for the period is PhP 1.78 billion.

President and Chief Operating Officer, Lance Y. Gokongwei said, "The company continues to be resilient despite very challenging business conditions, and we attribute this mainly to the stable earnings from our food, property and airline businesses. On the other hand we continue to experience flat profit growth in telecommunications, a profit decline in textiles and losses in our petrochemical business."

EBITDA (Earnings before interest, taxes and depreciation and amortization charges) amounted to PhP 10.69 billion (excluding one-time charges), up slightly from PhP 10.6 billion in the same period last year. Including the one time charges, EBITDA amounted to PhP 10.49 billion.

Snack food giant Universal Robina Corporation (URC) reported revenues of PhP 15.3 billion for nine-months ended June 30, 2002 (URC has an October to September fiscal year), up 12.3% from last year's net sales. Sales growth came from an 18% year-on-year growth in its international branded food business, continued dominance in snacks, candies, chocolates and biscuits in the domestic market, and strong growth in exports. URC's net income for the period amounted to PhP 951.3 million.

Property developer Robinsons Land Corporation (RLC) posted revenues of PhP 2.7 billion for the first three quarters of its fiscal year, up 7% from PhP 2.5 billion

recorded in the same period last year. Commercial center revenues which accounted for 61% of the company's total, grew from PhP 1.1 billion to PhP 1.65 billion, boosted by continuous growth in rental flows from existing malls and the excellent take-up of the company's new Iloilo, Pampanga, Novaliches and Metro East malls. Net income for the period amounted to PhP 845.8 million, up 15% from last year's PhP 735.3 million despite challenging conditions faced by the high-rise, hotel and housing divisions.

Telecoms subsidiary Digital Telecommunications Philippines Inc. (Digitel), reported consolidated operating revenues of PhP 4.4 billion for the nine months period, down 5.5 % from PhP 4.6 billion posted in the same period last year. Lower international inpayment revenues brought about by lower inbound traffic, was the main reason for the decline, despite healthy growth in domestic inpayment revenues and higher line rental revenue. Lower interest rates reduced other charges – net to PhP 910.0 million this year, from PhP 971.2 million last year. As a result, net income amounted to PhP 18.9 million for the nine months ended September 30, 2002, a four-fold increase from the PhP 4 million posted in the same period last year.

Cebu Pacific posted an impressive 40.3% increase in revenues from PhP 2.71 billion last year, to PhP 3.8 billion this year, on the back of the strong performance of its domestic routes and the inauguration of international routes to Hongkong, Seoul and Singapore. It also reported a net income of PhP 234 million, up by 15% from PhP 203.4 million in the same period last year.

The Group's textile business posted a 7% increase in revenues to PhP 1.5 billion for the nine months period, but posted a net loss of PhP 76.9 million because of severe pressure on fabric and yarn prices. JG Summit Petrochemicals posted revenues of PhP 3.1 billion, up 12% over the same period last year, but posted a net loss of PhP 641 million, because of lower selling prices for polypropylene and polyethylene, in the face of higher input costs, operating expenses and financing charges.

"We continue to execute on our strategy of focusing on large and growing markets where we have a sustainable competitive advantage in the long term. We are facing our challenging market environments with more cost-effective operations and continuous product innovation. We also hope that our efforts to build our food business in the ASEAN and Greater China markets, will eventually make us a formidable multinational player, with a stable diversified domestic business and growing branded international operations."